March 18, 2021

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Lion Electric Co

Amendment No. 2 to Registration Statement on Form F-4

Filed on March 11, 2021

File No. 333-251847

Ladies and Gentlemen:

Set forth below is the response of The Lion Electric Company (the “Company”, “we,” “us” or “our”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 16, 2021, with respect to Amendment No. 2 to Registration Statement on Form F-4, File No. 333-251847, filed with the Commission on March 11, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”). We are separately furnishing to the Staff six courtesy copies of the Amended Registration Statement marked to show the changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form F-4

General

1.

We note that in the last amendment you removed the disclosure that the Business Combination Agreement prohibits the incurrence of indebtedness by NGA prior to the Business Combination. We also note your disclosure that in February and March of 2021 the Sponsor loaned to NGA a total of $3,000,000 on a non-interest bearing basis to fund transaction costs and working capital needs. Please revise your disclosures to clarify whether this loan is prohibited under the Business Combination Agreement and include appropriate risk factor disclosure.

Securities and Exchange Commission

March 18, 2021

RESPONSE:

The incurrence of fees, costs and expenses of the nature funded by these loans is expressly contemplated by the Business Combination Agreement. The parties contemplated that these costs would be paid from the proceeds of the sale of NGA Working Capital Warrants pursuant to the NGA Working Capital Warrant Purchase Agreement or, in the event that the Corrective Amendment Proposal (necessary for such issuance) is not approved by the NGA stockholders, will be paid upon the Closing pursuant to Section 3.03 of the Business Combination Agreement.

The $3 million in non-convertible loans made by the Sponsor to NGA in February and March of 2021 was to fund permitted costs on an interim basis, as requested by NGA, and NGA confirmed that such loans would be repaid in connection with the issuance of the NGA Working Capital Warrants, which would therefore have no economic effect on the transaction. For the avoidance of doubt, the Company has consented to such loans. As a result, we believe that no further disclosure is required.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or David Tardif of Stikeman Elliott LLP at (514) 397-3677.

Very truly yours,

THE LION ELECTRIC COMPANY

By:	/s/ Nicolas Brunet
Name:	Nicolas Brunet
Title:	Executive Vice-President and Chief Financial Officer

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.

David Tardif, Stikeman Elliott LLP

Ian Robertson, Northern Genesis Acquisition Corp.

Jim Goettsch, Husch Blackwell LLP